

July 9, 2014

Via E-mail
Wenping Luo
Chief Executive Officer
Anpulo Food, Inc.
Hangkong Road, Xiangfeng Town
Laifeng County, Hubei 445700, China

   Re: **Anpulo Food, Inc.**
      Amendment No. 6 to Registration Statement on Form S-1
      Filed June 24, 2014
      File No. 333-192006

Dear Mr. Luo:

  We have reviewed your responses to the comments in our letter dated June 13, 2014 and have the following additional comment.

General

  1. We refer you to our prior comment 1 from our letter dated February 25, 2014 regarding your Form 8-K filed on January 31, 2014. Please confirm your understanding that all comments related to the Form 8-K should be resolved before you request acceleration of effectiveness of your pending registration statement on Form S-1.

  You may contact Kristin Shifflett at (202) 551-3381 or Amy Geddes at (202) 551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3469 with any other questions.

        Sincerely,

        /s/ Justin Dobbie

        Justin Dobbie
        Legal Branch Chief

cc: Via E-mail
   Gregg Jaclin
   Szaferman, Lakind, Blumstein & Blader, P.C.